Exhibit 3.(a)

ARTICLES OF AMENDMENT

TO

FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SAUL CENTERS, INC.

Saul Centers, Inc., a Maryland corporation with its principal office in Bethesda, Maryland (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland that:

FIRST: Prior to the amendment set forth herein, the total number of shares of all classes of capital stock that the Corporation has authority to issue is sixty-two million (62,000,000) shares consisting of (i) one million (1,000,000) shares of preferred stock without designated par value; (ii) thirty million (30,000,000) shares of common stock, par value $0.01 per share; (iii) one million (1,000,000) shares of excess stock without designated par value; and (iv) thirty million (30,000,000) shares of excess stock, par value $0.01 per share. The aggregate par value of all of the authorized shares of all classes of capital stock having a par value is $600,000.

SECOND: The First Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), are hereby further amended by deleting Article VI, Section 1 in its entirety and inserting the following new Article VI, Section 1:

“The total number of shares of all classes of capital stock that the Corporation has authority to issue is eighty-two million (82,000,000) shares consisting of (i) one million (1,000,000) shares of preferred stock without designated par value (the “Preferred Stock”); (ii) forty million (40,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”); (iii) one million (1,000,000) shares of excess stock without designated par value and forty million (40,000,000) shares of excess stock, par value $0.01 per share (collectively, the “Excess Stock”). The aggregate par value of all of the authorized shares of all classes of capital stock having par value is $800,000.00.”

THIRD: The information required by subsection (b)(2)(i) of Section 2-607 of the Maryland General Corporation Law will not be changed by these Articles of Amendment; and

FOURTH: The amendments to the Articles of Incorporation as hereinabove set forth have been advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation.

IN WITNESS WHEREOF, Saul Centers, Inc. has caused these Articles of Amendment to be signed in its name and on its behalf by Thomas H. McCormick, its President, Chief Operating Officer and General Counsel, and attested by Scott V. Schneider, its Senior Vice President, Chief Financial Officer, Treasurer and Secretary, on May 14, 2013.

THE UNDERSIGNED, President, Chief Operating Officer and General Counsel of Saul Centers, Inc., who executed in the name and on behalf of said corporation the foregoing Articles of Amendment, of which this certificate is made a part, hereby acknowledges, in the name and on behalf of said corporation, the foregoing Articles of Amendment to be the corporate act of said corporation and further certifies that, to the best of his knowledge, information, and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.

Attest:		SAUL CENTERS, INC.

/s/ Scott V. Schneider		/s/ Thomas H. McCormick

Name:	Scott V. Schneider	Name:	Thomas H. McCormick
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Secretary	Title:	President, Chief Operating Officer and General Counsel